Exhibit 12.2

TANGER PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Six months ended June 30,
	2016	2015
Earnings:
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests (1)	$98,954	$57,156
Add:
Distributed income of unconsolidated joint ventures	7,468	5,535
Amortization of capitalized interest	317	298
Interest expense	28,684	26,177
Portion of rent expense - interest factor	1,168	1,067
Total earnings	136,591	90,233

Fixed charges:
Interest expense	28,684	26,177
Capitalized interest and capitalized amortization of debt issue costs	1,177	2,646
Portion of rent expense - interest factor	1,168	1,067
Total fixed charges	$31,029	$29,890

Ratio of earnings to fixed charges	4.4	3.0

(1)
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests includes gain on previously held interest in acquired joint venture of $49.3 million and a $4.9 million gain on the sale of our outlet center in Fort Myers, Florida located near Sanibel Island for the period ended June 30, 2016. Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests includes a $13.7 million gain on the sale of our equity interest in the Wisconsin Dells joint venture for the period ended June 30, 2015.